NEWS RELEASE

Brookfield Office Properties Reports Minimal Damage to
New York Buildings Following Hurricane Sandy

New York, October 31, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today reported that physical evaluations have been completed on its portfolio of office buildings in New York as a result of Hurricane Sandy. Preliminary reports indicate water, window and other associated collateral damage are minimal at most of Brookfield’s Manhattan buildings.

The World Financial Center, the company’s largest asset in Manhattan suffered limited collateral damage from the storm. In anticipation of the storm, all properties were powered down. Power has been restored in all of Brookfield’s office towers at the complex which was recently renamed Brookfield Place.

The retail areas at the center have also been reopened and the Winter Garden is fully operational. The company invites workers, residents and visitors in Lower Manhattan to utilize the shops and common public areas as other retailers in the area remain closed.

One Liberty Plaza, located at Broadway and Liberty Street, also sustained minor collateral damage from the storm. The building is currently without power due to Con Edison’s shutdown of service in the area but is ready to reopen once power returns. Brookfield is working closely with Con Edison on a prompt restoration of power.

Flooding took place in the sublevels of One New York Plaza; Brookfield’s other holding in Lower Manhattan. At this point, water removal from the sublevels is substantially underway and Brookfield is taking all necessary steps to bring One New York Plaza online as quickly as possible.

There are no problems reported at Brookfield properties in Midtown Manhattan or Boston and Washington D.C., Brookfield’s other major markets on the eastern U.S. seaboard.

Brookfield has been in contact with its tenants and employees to ensure they are aware of the current situation at their respective buildings.

Brookfield is one of the largest property owners in New York City, with a portfolio that includes the World Financial Center, One Liberty Plaza, One New York Plaza, the Grace Building, 300 Madison Avenue and 245 Park Avenue. In all, Brookfield owns 11 properties in New York City with 19 million square feet of leasable space.

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, the United Kingdom and Australia. Its portfolio is comprised of interests in 114 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact:

Melissa Coley Vice President, Investor Relations and Communications Brookfield Office Properties Telephone: (212) 417–7215 Email: melissa.coley@brookfieldproperties.com	Andrew Willis Senior Vice President, Communications and Media Brookfield Asset Management Telephone: (212) 878-1501 Email: andrew.willis@brookfield.com